Exhibit 23.1
Consent of Independent Registered Public Accounting Firm
We consent to the incorporation by reference in this Registration Statement (Form S-8) pertaining to the Newpark Resources, Inc. 2006 Equity Incentive Plan and Newpark Resources, Inc. 1999 Employee Stock Purchase Plan (As Amended), and certain awards of restricted stock and stock options, of our reports dated March 13, 2007, with respect to the consolidated financial statements of Newpark Resources, Inc., Newpark Resources, Inc. management’s assessment of the effectiveness of internal control over financial reporting, and the effectiveness of internal control over financial reporting of Newpark Resources, Inc. included in its Annual Report (Form 10-K) for the year ended December 31, 2006, filed with the Securities and Exchange Commission.

/s/ Ernst & Young LLP
New Orleans, Louisiana
March 22, 2007